

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2023

Kenneth D. Bland
Director
CLStv Corp.
485c US Highway 1 South
Suite 350 #1020
Iselin, New Jersey 08830

> **Re: CLStv Corp.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed March 3, 2023**
> **File No. 024-12143**

Dear Kenneth D. Bland:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennie Beysolow at 202-551-8108 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jackson L. Morris, Esq.